Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
BLOCK LISTING SIX MONTHLY RETURN
Information provided on this form must be typed or printed electronically and provided to an ris.
Date: November 11, 2011

Name of applicant:	RANDGOLD RESOURCES LIMITED

Name of scheme:	Randgold Resources Share Option Scheme and Randgold Resources Restricted Share Scheme

Period of return: From:	May 2011 To: November 2011

Balance of unallotted securities under scheme(s) from previous return:	964,199 (Nine hundred and sixty four thousand one hundred and ninety nine)

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	581,000 (Five hundred and eight one thousand)

Equals: Balance under scheme(s) not yet issued/allotted at end of period:	385,199 (Three hundred and eighty five thousand one hundred and ninety nine)

Name of contact:	D J HADDON

Telephone number of contact:	00 44 1534 735 333